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CUSIP No. 028884104                SCHEDULE 13D                    Page 1 of 50
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        AMERICAN PHYSICIANS CAPITAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)
                                    028884104
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                              Mary Ann Frantz, Esq.
                                 Miller Nash LLP
                             3500 U.S. Bancorp Tower
                              111 S.W. Fifth Avenue
                           Portland, Oregon 97204-3699
                         Telephone: (503) 224- 205-2552

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 028884104                SCHEDULE 13D                    Page 2 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners V, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 473,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 473,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             473,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  5.44%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 3 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 473,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 473,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             473,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  5.44%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 4 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Partners, L.P.

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 473,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 473,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             473,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  5.44%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 5 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

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         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 473,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 473,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             473,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  5.44%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 6 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 473,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 473,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             473,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  5.44%

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         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 7 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Spencer L. Schneider

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

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         4. Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 280
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 30,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 280
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 30,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             30,280
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  0.3%

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         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 8 of 50
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Kevin D. Padrick

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 10,000
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 10,000
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             10,000
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):  0.1%

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 9 of 50
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Item 1.   Security and Issuer

     This Schedule 13D is being filed jointly by Stilwell Value Partners V, L.P., a Delaware limited partnership ("Stilwell Value Partners V"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners V and Stilwell Associates; Joseph Stilwell, managing and sole member of Stilwell Value LLC and the general partner of Stilwell Partners; Spencer L. Schneider; and Kevin D. Padrick. All of the filers of this Schedule 13D are collectively referred to as the "Group".

     This Schedule 13D relates to the common stock ("Common Stock") of American Physicians Capital, Inc. ("Issuer"). The address of the principal executive offices of the Issuer is 1301 North Hagadorn Road, East Lansing, Michigan 48823. The joint filing agreement of the members of the Group is attached as Exhibit 1. Copies of the Powers of Attorney given by Mr. Schneider and Mr. Padrick to Mr. Stilwell are attached as Exhibit 2.

Item 2.   Identity and Background

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners V, Stilwell Associates and Stilwell Partners, in Mr. Stilwell's capacity as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners V and Stilwell Associates.

     The business address of Stilwell Value Partners V, Stilwell Associates, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

     The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners V, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners V and Stilwell Associates.

     This statement is also filed by Spencer L. Schneider with respect to the shares of Common Stock beneficially owned by him and with respect to options to purchase shares of Common Stock. Mr. Schneider's business address is 145 Hudson Street, New York, New York 10013. Mr. Schneider is an attorney engaged in the private practice of law.

     This statement is also filed by Kevin D. Padrick with respect to options to purchase shares of Common Stock. Mr. Padrick's business address is 12 River Road, Sunriver, Oregon 97707. Mr. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 028884104                SCHEDULE 13D                    Page 10 of 50
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     (e) During the past five years,  no member of the Group has been a party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Stilwell, Mr. Schneider and Mr. Padrick are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     The amount of funds expended to date by Stilwell Value Partners V to acquire the 269,000 shares of Common Stock it holds in its name is $5,320,113.27. Such funds were provided in part from Stilwell Value Partners V's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

     The amount of funds expended to date by Stilwell Associates to acquire the 104,000 shares of Common Stock it holds in its name is $1,812,219.93. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

     The amount of funds expended to date by Stilwell Partners to acquire the 50,000 shares of Common Stock it holds in its name is $675,015.00. Such funds were provided in part from Stilwell Partner's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

     The amount of funds expended to date by Joseph Stilwell to acquire the 50,000 shares of Common Stock he holds in his name is $891,046.48. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

     The amount of funds expended to date by Spencer L. Schneider to acquire the 280 shares of Common Stock he holds in his name is $4,952.20. Such funds were provided from Mr. Schneider's personal funds.

     All purchases of shares of Common Stock made by the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 11 of 50
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Item 4.   Purpose of Transaction

     The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock through the assertion of shareholder rights. To the extent that such conduct is not inconsistent with any of the terms of the standstill agreement referred to below (the "ACAP Standstill Agreement") or with any applicable laws or regulations, the Group may assert shareholder rights in the future with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

     Members of the Group are filing this Schedule 13D to report, as further mentioned herein, that as a result of the Issuer's repurchase of 15.07% of its outstanding shares of Common Stock during 2002, as reported in its November 15, 2002 Form 10Q, the Group's holdings of shares of Common Stock now exceeds 5% of the Issuer's outstanding shares of Common Stock.

     On December 14, 2001, certain members of the Group filed a petition with the Michigan Office of Financial and Insurance Services ("OFIS") seeking permission, under the Michigan Insurance Code, to solicit proxies to elect two persons to the Board of Directors of the Issuer. By letter dated January 18, 2002, OFIS Commissioner Frank M. Fitzgerald, finding the petition "persuasive on the merits," approved the petition, granting members of the Group the authority to solicit proxies without further authorization from OFIS. On January 29, 2002, Stilwell Associates noticed its intent to nominate Spencer L. Schneider and Kevin D. Padrick as directors to fill the two seats expiring at the 2002 annual shareholders meeting.

     On February 20, 2002, the Issuer and members of the Group entered into the ACAP Standstill Agreement whereby, among other things, the Issuer expanded its Board from six to seven seats and invited Mr. Schneider to fill that seat. The Issuer also agreed to nominate Mr. Schneider at the 2002 annual meeting for a three-year term on its board. Additionally, the Issuer's Board agreed to promptly consider using its capital to repurchase 15% of the Issuer's outstanding shares for each of 2002 and 2003. In exchange, the Group agreed, among other things, to support the Issuer's slate of directors at the 2002 annual shareholders meeting and at all annual shareholders meetings during the three-year term of the ACAP Standstill Agreement. A copy of the ACAP Standstill Agreement is attached hereto as Exhibit 3. On May 8, 2002, at the Issuer's annual shareholders meeting, Mr. Schneider was elected to a three-year term. In October 2002, the ACAP Standstill Agreement was amended to provide that any further repurchases of shares of Common Stock by the Issuer during the 2002 calendar year would be credited towards 2003 repurchases.

     Between January 1, 2002 and November 8, 2002, the Issuer has repurchased 1,543,310 shares of Common Stock, or 15.07% of its outstanding shares, and is therefore in compliance with the ACAP Standstill Agreement for 2002. Such repurchases were highly accretive to the Issuer's per share book value.

     So long as not inconsistent with the terms of the ACAP Standstill Agreement, members of the Group reserve their rights to exercise their shareholder rights. Such reserved rights

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CUSIP No. 028884104                SCHEDULE 13D                    Page 12 of 50
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include, in the future,  without limitation,  the rights to: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board and ways to maximize shareholder value;
(b) meet with management or representatives of the Issuer to discuss ways to maximize shareholder value; (c) make proposals to the Issuer's Board and management; (d) seek additional representation on the Issuer's Board; and/or (e) solicit proxies or written consents from other shareholders of the Issuer with respect to additional Board representation or other proposals for shareholder action.

     The ACAP Standstill Agreement requires the Group to maintain its holdings of shares of Common Stock below 5%, however, due to the Issuer's repurchases, the Group's stake has increased above the limit. The Issuer's Board of Directors has waived this limitation reserving the right to revisit such waiver on a quarterly basis, however, the Group is not permitted to purchase additional shares of Common Stock. Although they have no current intention to do so, members of the Group may seek to make further purchases of shares of Common Stock and/or may seek to dispose of any or all the shares of Common Stock held by them, so long as not inconsistent with the ACAP Standstill Agreement or any further agreements with the Issuer. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. So long as not inconsistent with the terms of the ACAP Standstill Agreement, members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

     On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or

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CUSIP No. 028884104                SCHEDULE 13D                    Page 13 of 50
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more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's nominees to consider inviting him to join the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board.

     On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it had acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a special board meeting to adopt the foregoing amendments.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

     On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). In its Schedule 13D, the Stilwell HCBB Group stated that it had acquired the stock of HCBB for investment purposes and that it believed the value of HCBB's assets exceeded its market price. On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB (the "HCBB Standstill Agreement") whereby, among other things, HCBB would expand its board of directors by one seat and appoint a director selected by the Stilwell HCBB Group. Additionally, HCBB agreed to achieve specified annual financial targets or otherwise retain an investment banking firm to help it evaluate ways to maximize shareholder value. On October 22, 2001, the Stilwell HCBB Group disclosed that HCBB had named John G. Rich, the Stilwell HCBB Group's appointee, as its new director. On January 31,

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CUSIP No. 028884104                SCHEDULE 13D                    Page 14 of 50
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2002,  HCBB  announced a modified  Dutch tender auction to repurchase 20% of its shares. Since the date of the HCBB Standstill Agreement, HCBB has repurchased approximately 29% of its outstanding shares. Such repurchases were highly accretive to the Issuer's per share book value.

     On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In its Schedule 13D, the Stilwell OTFC Group stated that it had acquired the stock of OTFC for investment purposes and that it believed the value of OTFC's assets exceeded its market price. In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a board nominee. OTFC refused to produce its complete shareholder list, and the Stilwell OTFC Group sued OTFC in Baker County, Oregon. The court ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2002, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should use its excess capital to repurchase its shares at prices below book value. In the 5 months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from 8/1/01-12/31/01), OTFC repurchased approximately 15% of its shares.

     On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate, Mr. Padrick, to a seat on the Board of Directors by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement (the "OTFC Standstill Agreement") pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group have agreed to refrain from seeking additional seats on OTFC's Board and to support OTFC so long as the financial goals set forth in the OTFC Standstill Agreement have been met.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 15 of 50
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Item 5.   Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 8,694,812, reported as the number of outstanding shares as of November 8, 2002, on a Form 10-Q dated November 13, 2002. All purchases and sales of shares of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A) Stilwell Value Partners V

     (a) Aggregate  number of shares  beneficially  owned:  473,000
         Percentage:  5.44%

     (b) 1. Sole power to vote or to direct  vote:  0
         2. Shared power to vote or to direct  vote:  473,000
         3. Sole  power to  dispose  or to direct the disposition:  0
         4. Shared  power to dispose or to direct  disposition: 473,000

     (c) Prior to the past sixty days, Stilwell Value Partners V purchased and continues to hold 269,000 shares of Common Stock. Within the past sixty days, Stilwell Value Partners V has not engaged in any transactions of shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners V, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners V, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners V. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners V with regard to those shares of Common Stock.

(B)      Stilwell Associates

     (a) Aggregate  number of shares  beneficially  owned:  473,000
         Percentage:  5.44%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 473,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 473,000

     (c) Prior to the past sixty days, Stilwell Associates purchased and continues to hold 80,000 shares of Common Stock. Within the past sixty days, Stilwell Associates purchased an additional 24,000 shares of Common Stock for $16.90 per share, on November 18, 2002, for a total of $405,600.00. This transaction was a market price purchase from Stilwell Value Partners III, L.P., a limited partnership controlled by Joseph Stilwell and Stilwell Value LLC which is not a member of the Group and holds no shares of Common Stock.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 16 of 50
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    (d) Because he is the managing and sole member of Stilwell  Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      Stilwell Partners

    (a)  Aggregate number of shares beneficially owned: 473,000
         Percentage: 5.44%

    (b)  1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 473,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 473,000

    (c) Prior to the past sixty days, Stilwell Partners purchased and continues to hold 50,000 shares of Common Stock. Within the past sixty days, Stilwell Partners has not engaged in any transactions of shares of Common Stock.

    (d) Because he is the general partner of Stilwell Partners, Mr. Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(D) Stilwell Value LLC

    (a) Aggregate number of shares beneficially owned: 473,000
        Percentage: 5.44%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 473,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 473,000

    (c) Stilwell Value LLC has made no purchases of shares of Common Stock.

    (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell
Value LLC is the general partner of Stilwell Value Partners V and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners V and Stilwell Associates.

(E) Mr. Joseph Stilwell

    (a) Aggregate number of shares beneficially owned: 473,000

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CUSIP No. 028884104                SCHEDULE 13D                    Page 17 of 50
--------------------------------------------------------------------------------

       Percentage: 5.44%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 473,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 473,000

    (c) Prior to the past sixty days, Mr. Stilwell purchased and continues to hold 50,000 shares of Common Stock. Within the past sixty days, Mr. Stilwell has not engaged in any transactions of Common Stock.

(F) Spencer L. Schneider

    (a) Aggregate number of shares beneficially owned: 30,280
        Percentage: .3%

    (b) 1. Sole power to vote or to direct vote:  280
        2. Shared power to vote or to direct  vote:  30,000
        3. Sole power to dispose or to direct the  disposition: 280
        4. Shared power to dispose or to direct disposition: 30,000

    (c) Mr. Schneider is a party to agreements with Stilwell Value Partners V and Stilwell Associates granting him options to purchase up to 30,000 shares of Common Stock, which options have vested. Copies of these agreements are annexed as Exhibit 4. In addition, prior to the past sixty days, Mr. Schneider purchased 280 shares of Common Stock.

(F) Kevin D. Padrick

    (a) Aggregate number of shares beneficially owned: 10,000
        Percentage: 0.1%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 10,000
        3. Sole power to dispose or to direct the disposition:  0
        4. Shared power to dispose or to direct disposition: 10,000

    (c) Mr. Padrick is a party to agreements with Stilwell Value Partners V and Stilwell Associates granting him options to purchase up to 10,000 shares of Common Stock, which options have vested. Copies of these agreements are annexed as Exhibit 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and the agreements annexed in Exhibit 4, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such

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CUSIP No. 028884104                SCHEDULE 13D                    Page 18 of 50
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persons and any person with respect to any  securities of the Issuer,  including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell
Value Partners V and Stilwell Associates and managing and sole member of Stilwell Value LLC, and general partner of Stilwell Partners, as described in this Schedule 13D, are entitled to an allocation of a portion of profits. Stilwell Value Partners V and Stilwell Associates have agreed to indemnify Mr. Schneider and Mr. Padrick for all costs and expenses arising out of or related to their nominations for election as directors of the Issuer. Stilwell Value Partners V and Stilwell Associates have issued Mr. Schneider options to purchase 30,000 shares of Common Stock and have issued Mr. Padrick options to purchase 10,000 shares of Common Stock.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits

Exhibit No.      Description
--               -----------
1                Joint Filing Agreement
2                Powers of Attorney
3                Standstill Agreement
4                Agreements with Mr. Schneider and Mr. Padrick

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CUSIP No. 028884104                SCHEDULE 13D                    Page 19 of 50
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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 25, 2002
                                        STILWELL VALUE PARTNERS V, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        STILWELL ASSOCIATES, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        STILWELL PARTNERS, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                Managing and Sole Member

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member

                                        STILWELL VALUE LLC

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member

                                        JOSEPH STILWELL

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                            Joseph Stilwell

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CUSIP No. 028884104                SCHEDULE 13D                    Page 20 of 50
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                                        SPENCER L. SCHNEIDER

                                        /s/ Spencer L. Schneider
                                        --------------------------------
                                            Spencer L. Schneider

                                        KEVIN D. PADRICK

                                        /s/ Kevin D. Padrick
                                        --------------------------------
                                            Kevin D. Padrick

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CUSIP No. 028884104                SCHEDULE 13D                    Page 21 of 50
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                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:    November 25, 2002
                                        STILWELL VALUE PARTNERS V, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        STILWELL ASSOCIATES, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member


                                        STILWELL PARTNERS, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     STILWELL VALUE LLC
                                                General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member

                                        STILWELL VALUE LLC

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                        By:     Joseph Stilwell
                                                Managing and Sole Member

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CUSIP No. 028884104                SCHEDULE 13D                    Page 22 of 50
--------------------------------------------------------------------------------

                                        JOSEPH STILWELL

                                        /s/ Joseph Stilwell
                                        --------------------------------
                                            Joseph Stilwell


                                        SPENCER L. SCHNEIDER

                                        /s/ Spencer L. Schneider
                                        --------------------------------
                                            Spencer L. Schneider


                                        KEVIN D. PADRICK

                                        /s/ Kevin D. Padrick
                                        --------------------------------
                                            Kevin D. Padrick

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CUSIP No. 028884104                SCHEDULE 13D                    Page 23 of 50
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                                    EXHIBIT 2
                               POWERS OF ATTORNEY

                    POWER OF ATTORNEY OF SPENCER L. SCHNEIDER

    Know all by these presents that the undersigned hereby constitutes and appoints Joseph Stilwell the undersigned's true and lawful attorney-in-fact to:

                    (1) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of American Physicians Capital, Inc. (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

                    (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto and timely file such Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                    (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 24 of 50
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     This Power of  Attorney  shall  remain in full  force and effect  until the undersigned is no longer required to file Schedule 13D and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of November, 2002.


                                                 /s/ Spencer L. Schneider
                                                 --------------------------
                                                 Signature

                                                 /s/ Spencer L. Schneider
                                                 --------------------------
                                                 Print Name

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CUSIP No. 028884104                SCHEDULE 13D                    Page 25 of 50
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                      POWER OF ATTORNEY OF KEVIN D. PADRICK

     Know all by these presents that the undersigned hereby constitutes and appoints Joseph Stilwell the undersigned's true and lawful attorney-in-fact to:

                    (4) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of American Physicians Capital, Inc. (the "Company"), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

                    (5) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto and timely file such Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                    (6) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned understands and acknowledges that the Schedule 13D and amendments thereto referred to above may be filed jointly on behalf of a "group" as that term is defined in the rules promulgated under Section 13(d) of the Exchange Act.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and amendments thereto with respect to the undersigned's holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 26 of 50
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     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of November, 2002.


                                                   /s/ Kevin D. Padrick
                                                   ----------------------
                                                   Signature

                                                   /s/ Kevin D. Padrick
                                                   ----------------------
                                                   Print Name

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CUSIP No. 028884104                SCHEDULE 13D                    Page 27 of 50
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                                    EXHIBIT 3
                              STANDSTILL AGREEMENT

     THIS STANDSTILL AGREEMENT ("Agreement"), dated the 20th day of February 2002, is made by and between American Physicians Capital, Inc., a Michigan corporation ("ACAP"), on the one hand, and Stilwell Value Partners III, L.P., Stilwell Value Partners V, L.P., Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Value, LLC, The Margaret de Fleur Foundation, Inc., and Joseph Stilwell (collectively, the "Stilwell Group"), and Spencer L. Schneider ("Stilwell Director") on the other.

     WHEREAS, ACAP, the Stilwell Group and the Stilwell Director have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described. NOW, THEREFORE, in consideration of the premises and the representations, warranties, and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

     1. Representations and Warranties of Stilwell Group. The Stilwell Group hereby represents and warrants to ACAP as follows:

         a. The Stilwell Group has beneficial ownership of 480,000 shares of common stock of ACAP and has full and complete authority to enter into this Agreement and to bind the entire number of shares of the common stock of ACAP which it holds, or may hold, including any shares purchased in the future, to the terms of this Agreement. This Agreement constitutes a valid and binding agreement of the Stilwell Group. No "affiliate" or "associate" (as such terms are defined in the Exchange Act) of the Stilwell Group beneficially owns any shares or rights to acquire shares of common stock of ACAP.

         b. There are no arrangements, agreements or understandings between the Stilwell Group and ACAP other than as set forth in this Agreement.

     2. Representations and Warranties of ACAP. ACAP hereby represents and warrants to the Stilwell Group, as follows:

         a. ACAP has full power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by ACAP has been duly authorized by the Board of Directors of ACAP and requires no further Board of Directors or stockholder action. The Board of Directors of ACAP or APA (as defined below) may be referred to hereinafter individually as the "Board", or collectively as the "Boards". This Agreement constitutes a valid and binding obligation of ACAP and the performance of its terms does not constitute a violation of its articles of incorporation or by-laws.

         b. There are no arrangements, agreements or understandings between the Stilwell Group and ACAP other than as set forth in this Agreement.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 28 of 50
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     3.  Representations  and Warranties of the Stilwell Director.  The Stilwell
Director hereby represents and warrants to ACAP as follows:

         a. The Stilwell Director is a person who qualifies under all applicable Michigan laws and regulations governing directors of insurance companies. No "affiliate" or "associate" (as such terms are defined in the Exchange
      Act) of the Stilwell Director beneficially owns any shares or rights to acquire shares of ACAP.

         b. No event has occurred with respect to the Stilwell Director that would require disclosure in an ACAP report or other document filed pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Item 401(f) of Regulation S-K.

     4. Stilwell Group's Prohibited Conduct. No member of the Stilwell Group, the Stilwell Director, or any of their affiliates or associates, shall, directly or indirectly,

         a. solicit (as such term is used in the proxy rules of the Securities and Exchange Commission) proxies or consents, or participate in any manner in the solicitation of proxies or consents, from ACAP's stockholders to elect persons to the Board of Directors or to approve shareholder proposals,

         b. make any public statement critical of ACAP, its Directors or management,

         c. initiate any litigation against ACAP or any of its Directors or officers, except to enforce the terms of this Agreement,

         d. make or be the proponent of any shareholder proposal, whether pursuant to Rule 14a-8 of the Exchange Act or otherwise,

         e. acquire, offer or propose to acquire, or agree to acquire (except, in any case, by way of stock dividends or other distributions or offerings made available to holders of ACAP common stock generally), directly or indirectly, or retain ownership of any ACAP common stock, if when taken together with the ACAP common stock beneficially owned by the Stilwell Group would constitute more than 5% of the then outstanding shares of ACAP; provided, however, that in the event that the Stilwell Group's beneficial ownership exceeds such percentage as a result of stock repurchases by ACAP pursuant to Section 7 of this Agreement, the Stilwell Group shall, reasonably promptly after becoming aware of such situation, dispose of a sufficient number of shares such that the ACAP common stock beneficially owned by the Stilwell Group does not constitute more than such percentage, and provided further, that "beneficial ownership" shall have the meaning ascribed thereto under Section 13(d) of the Exchange Act,

         f. make any public announcement with respect to any proposal or offer involving, or propose to enter into, or assist or encourage any other person with respect to, directly or indirectly, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving ACAP, or to propose as a Director any of the foregoing types of transactions,

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CUSIP No. 028884104                SCHEDULE 13D                    Page 29 of 50
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         g. form,  join or in any way  participate  in any  "group"  (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to ACAP common stock,

         h. deposit any ACAP common stock in any voting trust or subject any ACAP common stock to any arrangement or agreement with respect to the voting of any ACAP common stock,

         i. execute any written consent as shareholders with respect to ACAP or its common stock, except as set forth herein,

         j. otherwise act, alone or in concert with others, to control or seek to control or influence or seek to influence the stockholders, management, the Board or policies of ACAP, other than through non-public communications with the directors of ACAP; provided, that, subject to clause (f) above, nothing herein shall limit the Stilwell Director from acting in his capacity as a director of ACAP in accordance with his fiduciary duties at any meeting of the Board of Directors, including the Stilwell Director's ability to discuss and vote upon the items in clause
      (f) above,

         k. seek, alone or in concert with others, (i) to call a meeting of shareholders, (ii) representation on the Board of ACAP or its subsidiaries, except as set forth herein, or (iii) the removal of any member of the ACAP Board or any of its subsidiaries,

         l. make any publicly disclosed proposal regarding any of the foregoing,

         m. publicly make any request to amend, waive or terminate any provision of this Agreement, or

         n. take or cause others to take any action inconsistent with any of the foregoing.

     5. Voting at Meetings of Stockholders. At all meetings of Stockholders the Stilwell Group and the Stilwell Director shall vote all of the shares of ACAP common stock beneficially owned by its members for each of ACAP's nominees for election to the ACAP Board of Directors, for the ratification of the appointment of ACAP's independent auditors and, in other matters, in accordance with the recommendation of the ACAP Board of Directors, or, if so directed by the Board, pro rata with all other shareholders. Upon execution of this Agreement by all the parties hereto, and when it is duly approved by ACAP's Board, the Stilwell Group hereby irrevocably withdraws its Notice of Intent to Nominate dated January 29, 2002.

     6. Directorships and Committees. ACAP agrees that upon the execution of the Agreement, the Stilwell Director will be appointed to the Board of Directors of ACAP and the Board of Directors of American Physicians Assurance Corporation ("APA").

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CUSIP No. 028884104                SCHEDULE 13D                    Page 30 of 50
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         a. The Stilwell Director will be appointed to the Class of Directors of
      ACAP whose terms expire at the 2002 Annual Meeting of Stockholders.

         b. ACAP and APA agree to make all necessary amendments to their by-laws or articles of incorporation to enable the Stilwell Director to sit on the Boards, including to expand the Boards.

         c. The Stilwell Director will be entitled to receive the identical compensation and benefits being paid to the other non-employee directors of ACAP.

         d. The Stilwell Group shall not provide, and the Stilwell Director shall not accept, any incentive or compensation to the Stilwell Director that would influence the Stilwell Director to recommend that ACAP enter into a transaction for the sale of ACAP or to recommend any other significant initiative affecting ACAP and its stockholders.

         e. If the Stilwell Director resigns from any Board, is removed from any Board for cause, or if he dies or becomes disabled, the Stilwell Group will be entitled to replace the Stilwell Director with another individual ("Replacement Director"), who is reasonably determined by the Board of ACAP to be qualified to serve and if the Replacement Director is qualified, ACAP and APA shall take all actions to immediately appoint the Replacement Director to the respective Boards. The procedure for the selection of a Replacement Director shall be as follows: The Stilwell Group will propose a Replacement Director to ACAP (the "Proposed Replacement"). If the Proposed Replacement is not reasonably determined by ACAP to be acceptable, Stilwell shall be entitled to propose additional candidates to ACAP until ACAP approves a candidate to be the Replacement Director. The Replacement Director will serve out the remaining term of the Stilwell Director. The Replacement Director will enjoy all of the rights and benefits of this Agreement and shall be bound by its terms. If the Board of ACAP does not appoint a Replacement Director, this will be deemed a breach by ACAP.

         f. For so long as the Stilwell Director, or Replacement Director, is a member of the Board of Directors of ACAP and APA, he will, subject to applicable law and the rules of the SEC and NASDAQ, be appointed to the Audit Committee.

         g. ACAP and its Board agree to nominate and support the Stilwell Director, or Replacement Director, for re-election to the Board of ACAP at the expiration of his first term (i.e., for nomination and re-election at the 2002 annual shareholder's meeting for the class of directors whose terms expire in 2005), and he shall be re-appointed to the Board of APA. If the Stilwell Director or the Replacement Director is not re-nominated to the ACAP Board or re-appointed to the APA Board, this will be deemed a breach by ACAP.

     7. Stock Repurchases. The Stilwell Group has requested that the ACAP Board shall authorize the repurchase of a sufficient number of its outstanding shares of common stock so that (i) the number of shares outstanding on December 31, 2002 is at least fifteen percent (15%) less than the number of

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CUSIP No. 028884104                SCHEDULE 13D                    Page 31 of 50
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shares  outstanding  on  December  31,  2001,  and (ii)  the  number  of  shares outstanding on December 31, 2003 is at least fifteen percent (15%) less than the number of shares outstanding on December 31, 2002. For purposes of this paragraph, outstanding shares shall mean all shares entitled to vote, and shall exclude all treasury shares. ACAP agrees that, in light of all factors its Board considers appropriate, the Board shall promptly consider increasing ACAP's existing share repurchase program and in particular consider the request of the Stilwell Group, and that the Board will further monitor such repurchase program during fiscal 2002 and 2003 in light of all relevant factors, including among others, whether ACAP's shares are trading below the book value per share of ACAP and its consolidated subsidiaries, the availability and alternative uses of ACAP's excess capital, regulatory considerations, the reaction of rating agencies to any proposed repurchase, and the market price of ACAP's shares. Notwithstanding the foregoing, ACAP shall not be required to authorize or consummate any repurchases described herein (i) if the ACAP Board determines in good faith that such action is not in the best interests of ACAP or its shareholders, or (ii) if any governmental regulatory agency threatens or commences regulatory action against ACAP or any of its subsidiaries as a direct or indirect result of such repurchases.

     8. Litigation. ACAP will not, directly or indirectly, initiate any litigation against the Stilwell Group or the Stilwell Director, except to enforce the terms of this Agreement.

     9. Dispositions. The Stilwell Group agrees that any disposition of shares of common stock of ACAP will be made in open market transactions in a manner designed to effect an orderly disposition of such shares. The Stilwell Group further agrees that it will not transfer or dispose of any shares of ACAP common stock if, as a result of such disposition or transfer, to the knowledge of any member of the Stilwell Group, the person making such acquisition will beneficially own, together with its affiliates and any member of a "group"
(within the meaning of the Exchange Act) in which such acquiror is a party, immediately following such acquistion 5% or more of the ACAP common stock then outstanding.

     10. Certification of Ownership. The Stilwell Group shall, upon request of ACAP, certify to ACAP as to the amount of shares it beneficially owns.

     11. Termination. This Agreement shall terminate and the Stilwell Director shall immediately tender his resignation from the Board of ACAP and APA, if requested by the Board of ACAP as a result of a majority vote, other than the Stilwell Director, in favor of such resignation by the Board of ACAP, upon the earlier of (i) the Stilwell Group having beneficial ownership of less than one percent of the outstanding shares of common stock of ACAP; (ii) any person becoming the beneficial owner of more than 50% of ACAP's voting stock, including any merger, acquisition or other type of business combination, (iii) the dissolution, merger or any other transaction which results in the failure of Stilwell Value Partners V, L.P., Stilwell Associates, L.P., or Stilwell Value LLC to exist as legal entities; provided that at the option of ACAP, this Agreement shall be binding on their respective successors and it shall be a condition of such dissolution or other transaction that such successor so agree,
(iv) the death or incapacity of Joseph Stilwell; or (v) the third anniversary of the execution of this Agreement. This Agreement shall not otherwise be terminated without the written consent of all of the parties.

     12. Public Announcement. The parties shall promptly disclose the existence of this Agreement after its execution pursuant to a joint press release in the form annexed hereto as

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CUSIP No. 028884104                SCHEDULE 13D                    Page 32 of 50
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Attachment  A,  however,  neither  party shall  disclose  the  existence of this
Agreement until the press release is issued.

     13. Material Nonpublic Information. In connection with this Agreement and the Stilwell Group's ongoing relationship with ACAP, there may be instances in which material nonpublic information concerning ACAP will be divulged to the Stilwell Group by ACAP, the Stilwell Director, or other ACAP representatives or agents. The Stilwell Group and its representatives expressly acknowledge that federal and state securities laws prohibit any person who misappropriates material nonpublic information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. The Stilwell Group and the Stilwell Director (and any Replacement Director) acknowledge that the Stilwell Director (and any Replacement Director) will be subject to ACAP's insider trading and disclosure policies, as in effect from time to time, at any time while they are on the Boards to the same extent as the other directors of ACAP. To the extent SEC Regulation FD may apply, in accordance with Section 243.100
(2)(ii) of Regulation FD, the Stilwell Group expressly agrees to maintain material nonpublic information concerning ACAP in confidence.

     14. Remedies. ACAP, the Stilwell Group and the Stilwell Director acknowledge and agree that a breach or threatened breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled to at law or in equity. In the event either party institutes any legal action to enforce such party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to reasonable attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

     15. Notices. All notice requirements and other communications shall be deemed given when delivered or on the following business day after being sent by overnight courier with a nationally recognized courier service such as Federal Express, addressed to the Stilwell Group, the Stilwell Director and ACAP as follows:

         ACAP:
                                    Mr. William Cheeseman
                                    1301 North Hagadorn Road
                                    East Lansing, Michigan 48823

         With a copy to:
                                    Lori M. Silsbury, Esq.
                                    Dykema Gossett PLLC
                                    124 W. Allegan
                                    800 Michigan National Tower

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CUSIP No. 028884104                SCHEDULE 13D                    Page 33 of 50
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                                    Lansing, Michigan 48933

         The Stilwell Group:
                                    Mr. Joseph Stilwell
                                    26 Broadway 23rd Floor
                                    New York, New York  10004

         With a copy to:
                                    Joseph Fink, Esq.
                                    Dickinson Wright PLLC
                                    215 South Washington Square,  Suite 200
                                    Lansing, Michigan 48933-1816

         The Stilwell Director:
                                    Spencer L. Schneider, Esq.
                                    145 Hudson Street
                                    New York, New York  10013

     16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties in connection therewith not referred to herein.

     17. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     18. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     19. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Michigan, without regard to choice of law principles that would compel the application of the laws of any other jurisdiction.

     20. Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     21. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement, except the terms shall be applicable to a Replacement Director. This Agreement, however, shall be binding on successors of the parties hereto.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 34 of 50
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     22.   Survival  of   Representations,   Warranties  and   Agreements.   All
representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

     23. Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

     24. Further Action. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

     25. Consent to Jurisdiction. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of any United States Federal or state court sitting in the State of Michigan in any action or proceeding arising out of or relating to this Agreement and each of the parties hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court.

     26. Expenses. Each party agrees to bear its own expenses in connection with the transactions contemplated hereby.

                  [Remainder of Page Intentionally Left Blank]

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CUSIP No. 028884104                SCHEDULE 13D                    Page 35 of 50
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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                               AMERICAN PHYSICIANS CAPITAL, INC.


                                               /s/ William B. Cheeseman
                                               ------------------------------
                                               By: WILLIAM B. CHEESEMAN
                                                   President and CEO

                                               STILWELL VALUE PARTNERS III,L.P.


                                               /s/ Joseph Stilwell
                                               ------------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner,
                                                    by Joseph Stilwell,
                                                   Managing and Sole Member

                                               STILWELL ASSOCIATES, L.P.

                                               /s/ Joseph Stilwell
                                               ------------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner,
                                                    by Joseph Stilwell,
                                                   Managing and Sole Member

                                               STILWELL ASSOCIATES, L.P.


                                               /s/ Joseph Stilwell
                                               ------------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner,
                                                    by Joseph Stilwell,
                                                   Managing and Sole Member

                                               STILWELL PARTNERS, L.P.


                                               /s/ Joseph Stilwell
                                               ------------------------------
                                               By: JOSEPH STILWELL
                                                   General Partner

                                               STILWELL VALUE, LLC

                                               /s/ Joseph Stilwell
                                               ------------------------------
                                               By: JOSEPH STILWELL
                                                   Managing and Sole Member

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CUSIP No. 028884104                SCHEDULE 13D                    Page 36 of 50
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                                                THE MARGARET DE FLEUR
                                                 FOUNDATION, INC.

                                                /s/ Joseph Stilwell
                                                ------------------------------
                                                By: JOSEPH STILWELL
                                                    President

                                                SPENCER L. SCHNEIDER

                                                /s/ Spencer L. Schneider
                                                ------------------------------

                                                JOSEPH STILWELL

                                                /s/ Joseph Stilwell
                                                ------------------------------

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CUSIP No. 028884104                SCHEDULE 13D                    Page 37 of 50
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                                    EXHIBIT 4
                  AGREEMENTS WITH MR. SCHNEIDER AND MR. PADRICK

                              SCHNEIDER AGREEMENTS

                                Nominee Agreement

     This Nominee Agreement is made this 29th day of January, 2002, among Stilwell Value Partners V, L.P. and Stilwell Associates, L.P. (collectively referred to as "Stilwell Group"), having their offices at 26 Broadway, 23rd Floor, New York, New York 10014, and Spencer L. Schneider, residing at 10 Waterside Plaza, New York, New York 10013 ("Nominee").

     WHEREAS, the Stilwell Group is the beneficial owner of in excess of 100,000 shares of common stock of American Physicians Capital, Inc. ("ACAP") and may solicit proxies in order to nominate as many directors as permitted under the law to ACAP's Board of Directors at the 2002 annual shareholders meeting, such nomination being in opposition to ACAP's management's slate of nominees;

     WHEREAS, Stilwell desires to nominate Padrick to ACAP's Board and Padrick desires to sit on ACAP's Board;

     NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group to sit as a director of ACAP, and for that purpose, understands and agrees that the Stilwell Group may solicit proxies from shareholders to enable the Stilwell Group to nominate Nominee. Simultaneous with the execution of this Agreement, Nominee shall deliver his written consent to be named in a Stilwell Group proxy statement and to serve as a director of ACAP if elected, a copy of which is attached hereto as Exhibit A.

     2. In consideration thereof, Stilwell Value Partners V, L.P. hereby grants Nominee an option to purchase up to thirty thousand (30,000) shares of ACAP common stock on the terms set forth in the option annexed hereto as Exhibit B. The exercise price shall equal the closing price on the day this Agreement is executed.

     3. The Stilwell Group shall reimburse all of Nominee's actual expenses incurred in connection with nomination process, including telephone, postage, and travel, however, it being understood that should Nominee be elected as a director, he shall request that ACAP reimburse his expenses for attending meetings.

     4. The Stilwell Group hereby indemnifies and holds the Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board of Directors of ACAP. Nominee shall give the Stilwell Group notice of the occurrence of an event requiring indemnification no later than 20 days after nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being a member of the Board of Directors of ACAP.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 38 of 50
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     5. Nominee understands that this Agreement may be publicly disclosed by the
Stilwell Group.

                                              /s/ Joseph Stilwell
                                              -------------------------------
                                              Joseph Stilwell on behalf of the
                                              Stilwell Group

                                              /s/ Spencer L. Schneider
                                              -------------------------------
                                              Spencer L. Schneider

                    Exhibit A to Schneider Nominee Agreement

                           Consent of Proposed Nominee

     I, Spencer L. Schneider, hereby consent to be named in the proxy statement of Stilwell Associates, L.P. and its affiliates to be used in connection with its solicitation of proxies from the shareholders of American Physicians Capital, Inc. for use in voting at the 2002 Annual Meeting of Stockholders of American Physicians Capital, Inc., and I hereby consent and agree to serve as a director of American Physicians Capital, Inc. if elected at such Annual Meeting.


                                              /s/ Spencer L. Schneider
                                              -------------------------------
                                              Spencer L. Schneider
Dated:    January 29, 2002



                    Exhibit B to Schneider Nominee Agreement

                             Stock Option Agreement

     THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of January 29, 2002, by and between Stilwell Value Partners V, L.P., a Delaware limited partnership with offices at 26 Broadway, 23rd floor, New York, New York 10004 ("SVP"), and Spencer L. Schneider, residing at 10 Waterside Plaza, New York, New York 10013 (the "Optionee").

     WHEREAS, SVP owns in excess of 100,000 shares of the Common Stock (the "Common Stock"), of American Physicians Capital, Inc. ("ACAP"); and

     WHEREAS, SVP and certain other parties, acting as a group (the "Stilwell Group"), may solicit proxies for a person or persons nominated by SVP and its affiliates for election to the Board of Directors of ACAP (the "Board"); and

     WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board and has concurrently with the execution of this Stock Option Agreement entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

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CUSIP No. 028884104                SCHEDULE 13D                    Page 39 of 50
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     WHEREAS,  in  consideration  of the  agreements  of Optionee in the Nominee
Agreement to stand for election to the Board and to serve if elected, SVP considers it desirable and in its best interests that the Optionee be granted the option to purchase up to an aggregate of Thirty Thousand (30,000) shares of the Common Stock owned by SVP (the "Option Shares"), upon the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

     1. Grant of Option. SVP hereby grants to the Optionee the right and option (the "Option") to purchase all or any part of the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4, and the number of shares may be adjusted pursuant to Section 6 hereunder.

     2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $20.60 per Option Share (subject to adjustment as provided in Section 9 below) (the "Purchase Price").

     3. Certain Defined Terms. As used in this Option Agreement, the following terms shall have the following meanings:

             (a) Closing Sale Price shall mean on any particular date the closing sale price per share of Common Stock on such date on the NASDAQ National Market, or if there is no such price on such date, then the closing sale price on the NASDAQ National Market on the date nearest preceding such date.

             (b) Expiration Date shall mean the date which is five years after the Vesting Date, or such earlier date on which this Option may terminate in accordance with Section 7, or such other date as the parties mutually agree in writing.

             (c) Vesting Date shall mean either (i) the date on which the Optionee is seated on the Board, or (ii) the date after the 2002 Annual Meeting of ACAP, if, after Optionee's name is disclosed by SVP as a nominee or potential nominee, either of the following has occurred: (x) there is a change in control of ACAP prior to the 2002 Annual Meeting of ACAP, or (y) SVP withdraws Optionee's name as a nominee prior to the 2002 Annual Meeting of ACAP.

     4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable at the Vesting Date, and thereafter shall be exercisable at any time or from time to time in whole or in part on or prior to the Expiration Date, however, in the case of 3(c)(ii)(y) only, ten thousand (10,000), shares only shall vest and become exercisable and options on the remaining twenty thousand (20,000) shares shall be terminated.

     5. Method of Exercising Option.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 40 of 50
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             (a) The  Optionee  may  exercise the Option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to SVP, specifying therein the number of Option Shares which the Optionee then elects to purchase or with respect to which the Option is being exercised, accompanied by payment of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment, shall be delivered to SVP at its principal business office. The date on which the notice is given to SVP is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

             (b) The Optionee may pay the Purchase Price in one of the following manners:

             (i) Cash Exercise. The Optionee shall deliver the Purchase Price to SVP in cash or by certified check or bank check or wire transfer of immediately available funds.

             (ii) Cashless Exercise. The Optionee shall surrender this Option to SVP together with a notice of cashless exercise, in which event SVP shall issue to the Optionee the number of Option Shares determined as follows:

             X = (Y* (A-B))/A

             where:

             X = the number of Option Shares to be issued to the Optionee;

             Y = the number of Option Shares with respect to which this Option is being exercised;

             A = the average of the Closing Sale Prices of the Common Stock for the five (5) trading days immediately prior to (but not including) the Date of Exercise.

             B  =  the  Purchase   Price  (as  adjusted  to  the  date  of  such
        calculation).

             (c) As soon as practicable after receipt by SVP of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, SVP shall transfer the Option Shares being purchased to the Optionee.

     6. Adjusted Option Shares. The number of Option Shares granted hereunder shall be reduced by an amount equal to fifty percent (50%) of the value of all common stock options and common stock grants received by Nominee from ACAP as of the Exercise Date; the number of Option Shares resulting after computing the foregoing reduction shall be referred to hereinafter as the "Adjusted Option Shares". By way of illustration, the Adjusted Option Shares with respect to options on shares received from ACAP is determined as follows: Assume (for ease of illustration) the Purchase Price hereunder is $10.00 and the Purchase Price on options on shares received from ACAP is $14.00. Assume (for ease of illustration) the number of Option Shares hereunder is 2,000

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CUSIP No. 028884104                SCHEDULE 13D                    Page 41 of 50
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and the number of Option Shares received from ACAP is 1,000. Assume the value of
"A" used in the equation in Section 5(b)(ii) above is $20.00. Under this illustration, the adjustment value ("Adjustment Value") shall equal 50% of $6.00 ($6.00 being the value of the options received from ACAP on the Exercise Date), or $3.00 per share. To further calculate the Adjusted Option Shares, subtract the product of the Adjustment Value and the number of Option Shares received from ACAP from the product of the Purchase Price hereunder and the number of Option Shares granted hereunder. Thus,

             ($10*2,000) - ($3*1,000) = $20,000 - $3,000 = $17,000.

Divide the resulting figure by the Purchase Price hereunder and achieve the Adjusted Option Shares:

             $17,000/$10 = 1,700 shares

To determine the Adjusted Option Shares with respect to shares received by the Optionee from ACAP, use the above formula except that the Adjustment Value shall equal 50% of the market price of any shares received by the Optionee from ACAP as of the Exercise Date.

Unvested options on shares and unvested shares received from ACAP shall not be considered in determining the Adjusted Option Shares. Additionally, in no case shall the Adjusted Option Shares result in negative figure whereby Nominee would owe anything to SVP.

     7. Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first of the occurrence of any of the following events, unless SVP otherwise elects in writing:

             (a) In the event of Optionee's withdrawal from the election for the Board;

             (b) In the event of Optionee becoming ineligible to be elected to the Board for any reason; or

             (c) In the event of Optionee's resignation from the Board or removal from the Board.

     8. Adjustments. If prior to the exercise of any portion of the Option ACAP shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by SVP in good faith. SVP shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee.

     9. Restrictions. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time,

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CUSIP No. 028884104                SCHEDULE 13D                    Page 42 of 50
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transfer  all or any part of his  rights  under  this  Option  and the  right to purchase the Option Shares in accordance with the terms of this Option Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

     10. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

     11. Withholding. In the event that the Optionee elects to exercise this Option or any part thereof, and if SVP shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, SVP shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to SVP promptly when requested by SVP sufficient funds to meet the requirements of such withholding; and SVP shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to SVP out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request SVP not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides SVP with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case SVP may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

     12. Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.

     13. Amendment: This Agreement may be amended only in a writing signed on behalf of SVP and the Optionee.

     14. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to SVP, at its office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as SVP by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to SVP may designate in writing from time to time. Notices shall be effective upon receipt.

     15. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successor, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 43 of 50
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     16.  Reservation  and Ownership of Option  Shares.  At all times during the period the Option is exercisable SVP shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy its obligations under the terms of this Option Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Stock Option Agreement as of the date set forth above.

                                                STILWELL VALUE PARTNERS V, L.P.

                                                By: Stilwell Value LLC

                                                By:  /s/ Joseph Stilwell
                                                     -----------------------
                                                     Joseph Stilwell
                                                     Managing Member

ACCEPTED:

/s/ Spencer L. Schneider
---------------------------
Spencer L. Schneider

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CUSIP No. 028884104                SCHEDULE 13D                    Page 44 of 50
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                               PADRICK AGREEMENTS

                                Nominee Agreement

     This Nominee Agreement is made this 29th day of January, 2002, among Stilwell Value Partners V, L.P. and Stilwell Associates, L.P. (collectively referred to as "Stilwell Group"), having their offices at 26 Broadway, 23rd Floor, New York, New York 10014, and Kevin D. Padrick, residing at 12 River Road, Sunriver, Oregon 97707 ("Nominee").

     WHEREAS, the Stilwell Group is the beneficial owner of in excess of 100,000 shares of common stock of American Physicians Capital, Inc. ("ACAP") and may solicit proxies in order to nominate as many directors as permitted under the law to ACAP's Board of Directors at the 2002 annual shareholders meeting, such nomination being in opposition to ACAP's management's slate of nominees;

     WHEREAS, Stilwell desires to nominate Padrick to ACAP's Board and Padrick desires to sit on ACAP's Board;

     NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group to sit as a director of ACAP, and for that purpose, understands and agrees that the Stilwell Group may solicit proxies from shareholders to enable the Stilwell Group to nominate Nominee. Simultaneous with the execution of this Agreement, Nominee shall deliver his written consent to be named in a Stilwell Group proxy statement and to serve as a director of ACAP if elected, a copy of which is attached hereto as Exhibit A.

     2. In consideration thereof, Stilwell Value Partners V, L.P. hereby grants Nominee an option to purchase up to thirty thousand (30,000) shares of ACAP common stock on the terms set forth in the option annexed hereto as Exhibit B. The exercise price shall equal the closing price on the day this Agreement is executed.

     3. The Stilwell Group shall reimburse all of Nominee's actual expenses incurred in connection with nomination process, including telephone, postage, and travel, however, it being understood that should Nominee be elected as a director, he shall request that ACAP reimburse his expenses for attending meetings.

     4. The Stilwell Group hereby indemnifies and holds the Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board of Directors of ACAP. Nominee shall give the Stilwell Group notice of the occurrence of an event requiring indemnification no later than 20 days after nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being a member of the Board of Directors of ACAP.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 45 of 50
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     5. Nominee understands that this Agreement may be publicly disclosed by the
Stilwell Group.

                                               /s/ Joseph Stilwell
                                               -----------------------------
                                               Joseph Stilwell on behalf of the
                                                Stilwell Group

                                               /s/ Kevin D. Padrick


                     Exhibit A to Padrick Nominee Agreement

                           Consent Of Proposed Nominee

     I, Kevin D. Padrick, hereby consent to be named in the proxy statement of Stilwell Associates, L.P. and its affiliates to be used in connection with its solicitation of proxies from the shareholders of American Physicians Capital, Inc. for use in voting at the 2002 Annual Meeting of Stockholders of American Physicians Capital, Inc., and I hereby consent and agree to serve as a director of American Physicians Capital, Inc. if elected at such Annual Meeting.


                                              /s/ Kevin D. Padrick
                                              ------------------------------
                                              Kevin D. Padrick
Dated:   January 29, 2002



                     Exhibit B to Padrick Nominee Agreement

                             Stock Option Agreement

     THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of January 29, 2002, by and between Stilwell Value Partners V, L.P., a Delaware limited partnership with offices at 26 Broadway, 23rd floor, New York, New York 10004 ("SVP"), and Kevin D. Padrick, residing at 12 River Road, Sunriver, Oregon 97707 (the "Optionee").

     WHEREAS, SVP owns in excess of 100,000 shares of the Common Stock (the "Common Stock"), of American Physicians Capital, Inc. ("ACAP"); and

     WHEREAS, SVP and certain other parties, acting as a group (the "Stilwell Group"), may solicit proxies for a person or persons nominated by SVP and its affiliates for election to the Board of Directors of ACAP (the "Board"); and

     WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board and has concurrently with the execution of this Stock Option Agreement entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

     WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, SVP considers it desirable and in its best interests that the Optionee be granted the option to purchase up to an aggregate of Thirty Thousand

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CUSIP No. 028884104                SCHEDULE 13D                    Page 46 of 50
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(30,000) shares of the Common Stock owned by SVP (the "Option Shares"), upon the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

     1. Grant of Option. SVP hereby grants to the Optionee the right and option (the "Option") to purchase all or any part of the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4, and the number of shares may be adjusted pursuant to Section 6 hereunder.

     2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $20.60 per Option Share (subject to adjustment as provided in Section 9 below) (the "Purchase Price").

     3. Certain Defined Terms. As used in this Option Agreement, the following terms shall have the following meanings:

             (a) Closing Sale Price shall mean on any particular date the closing sale price per share of Common Stock on such date on the NASDAQ National Market, or if there is no such price on such date, then the closing sale price on the NASDAQ National Market on the date nearest preceding such date.

             (b) Expiration Date shall mean the date which is five years after the Vesting Date, or such earlier date on which this Option may terminate in accordance with Section 7, or such other date as the parties mutually agree in writing.

             (c) Vesting Date shall mean either (i) the date on which the Optionee is seated on the Board, or (ii) the date after the 2002 Annual Meeting of ACAP, if, after Optionee's name is disclosed by SVP as a nominee or potential nominee, either of the following has occurred: (x) there is a change in control of ACAP prior to the 2002 Annual Meeting of ACAP, or (y) SVP withdraws Optionee's name as a nominee prior to the 2002 Annual Meeting of ACAP.

     4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable at the Vesting Date, and thereafter shall be exercisable at any time or from time to time in whole or in part on or prior to the Expiration Date, however, in the case of 3(c)(ii)(y) only, ten thousand (10,000), shares only shall vest and become exercisable and options on the remaining twenty thousand (20,000) shares shall be terminated.

     5. Method of Exercising Option.

             (a) The Optionee may exercise the Option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to SVP, specifying therein the number of Option Shares which the Optionee then elects to purchase or with respect to

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CUSIP No. 028884104                SCHEDULE 13D                    Page 47 of 50
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        which the Option is being exercised,  accompanied by payment of the full
        Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment, shall be delivered to SVP at its principal business office. The date on which the notice is given to SVP is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

             (b) The Optionee may pay the Purchase Price in one of the following manners:

             (i) Cash Exercise. The Optionee shall deliver the Purchase Price to SVP in cash or by certified check or bank check or wire transfer of immediately available funds.

             (ii) Cashless Exercise. The Optionee shall surrender this Option to SVP together with a notice of cashless exercise, in which event SVP shall issue to the Optionee the number of Option Shares determined as follows:

             X = (Y* (A-B))/A

             where:

             X = the number of Option Shares to be issued to the Optionee;

             Y = the number of Option Shares with respect to which this Option is being exercised;

             A = the average of the Closing Sale Prices of the Common Stock for the five (5) trading days immediately prior to (but not including) the Date of Exercise.

             B  =  the  Purchase   Price  (as  adjusted  to  the  date  of  such
        calculation).

             (c) As soon as practicable after receipt by SVP of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, SVP shall transfer the Option Shares being purchased to the Optionee.

     6. Adjusted Option Shares. The number of Option Shares granted hereunder shall be reduced by an amount equal to fifty percent (50%) of the value of all common stock options and common stock grants received by Nominee from ACAP as of the Exercise Date; the number of Option Shares resulting after computing the foregoing reduction shall be referred to hereinafter as the "Adjusted Option Shares". By way of illustration, the Adjusted Option Shares with respect to options on shares received from ACAP is determined as follows: Assume (for ease of illustration) the Purchase Price hereunder is $10.00 and the Purchase Price on options on shares received from ACAP is $14.00. Assume (for ease of illustration) the number of Option Shares hereunder is 2,000 and the number of Option Shares received from ACAP is 1,000. Assume the value of "A" used in the equation in Section 5(b)(ii) above is $20.00. Under this illustration, the adjustment value ("Adjustment Value") shall equal 50% of $6.00 ($6.00 being the value of the options received from ACAP on the Exercise Date), or $3.00 per share. To further calculate the Adjusted Option Shares,

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CUSIP No. 028884104                SCHEDULE 13D                    Page 48 of 50
--------------------------------------------------------------------------------

subtract the product of the Adjustment Value and the number of Option Shares received from ACAP from the product of the Purchase Price hereunder and the number of Option Shares granted hereunder. Thus,

             ($10*2,000) - ($3*1,000) = $20,000 - $3,000 = $17,000.

Divide the resulting figure by the Purchase Price hereunder and achieve the Adjusted Option Shares:

             $17,000/$10 = 1,700 shares

To determine the Adjusted Option Shares with respect to shares received by the Optionee from ACAP, use the above formula except that the Adjustment Value shall equal 50% of the market price of any shares received by the Optionee from ACAP as of the Exercise Date.

Unvested options on shares and unvested shares received from ACAP shall not be considered in determining the Adjusted Option Shares. Additionally, in no case shall the Adjusted Option Shares result in negative figure whereby Nominee would owe anything to SVP.

     7. Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first of the occurrence of any of the following events, unless SVP otherwise elects in writing:

             (a) In the event of Optionee's withdrawal from the election for the Board;

             (b) In the event of Optionee becoming ineligible to be elected to the Board for any reason; or

             (c) In the event of Optionee's resignation from the Board or removal from the Board.

     8. Adjustments. If prior to the exercise of any portion of the Option ACAP shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by SVP in good faith. SVP shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee.

     9.  Restrictions.   The  holder  of  this  Option,  by  acceptance  hereof,
represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer all or any part of his rights under this Option and the right to purchase the Option Shares in accordance with the terms of this Option Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other
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CUSIP No. 028884104                SCHEDULE 13D                    Page 49 of 50
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entity  controlled  by the  Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

     10. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

     11. Withholding. In the event that the Optionee elects to exercise this Option or any part thereof, and if SVP shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, SVP shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to SVP promptly when requested by SVP sufficient funds to meet the requirements of such withholding; and SVP shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to SVP out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request SVP not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides SVP with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case SVP may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

     12. Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.

     13. Amendment: This Agreement may be amended only in a writing signed on behalf of SVP and the Optionee.

     14. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to SVP, at its office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as SVP by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to SVP may designate in writing from time to time. Notices shall be effective upon receipt.

     15. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successor, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

     16. Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable SVP shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy its obligations under the terms of this Option Agreement.

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CUSIP No. 028884104                SCHEDULE 13D                    Page 50 of 50
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     IN WITNESS  WHEREOF,  the parties  hereto have  executed  this Stock Option
Agreement as of the date set forth above.

                                                STILWELL VALUE PARTNERS V, L.P.

                                                By: Stilwell Value LLC

                                                By /s/ Joseph Stilwell
                                                   -----------------------------
                                                     Joseph Stilwell
                                                     Managing Member

ACCEPTED:

/s/ Kevin D. Padrick
-----------------------
Kevin D. Padrick